May 6, 2023
Amet LLC
Greetings
This is an offering statement for potential role as an investor. Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth.
Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251 (d)(2)(i)(C) of Regulation A. As processed, the initial offering will be a Tier 1 offer of $250 per unit with 12,000 shares per factor.
SEC manual ruling subject, that the issuer must provide to each holder of securities, a copy of the financial statement
And other detailed information upon request at; at no cost to the requester. Possible URL where the incorporated financial statements may be accessed. Please be advised.

Sincerely,


Marcus Pittman, (Founder/CEO),

Samaad Brooks (President/COO)